UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

BLOCK LISTING SIX MONTHLY RETURN

Date: 13 May 2024

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc 2017 Deferred Annual Bonus Plan
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		271,307
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		155,789
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		115,518

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		506,598
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,833,574
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		673,024

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2022
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		999,109
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,852
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		995,257

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 13, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc